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                                      A847

                                                              EXHIBIT (a)(5)(EE)

MORGAN STANLEY DEAN WITTER

[SEAL]

                                                        1585 BROADWAY
                                                        NEW YORK, NEW YORK 10036
                                                        (212) 761-4000

                                                        AUGUST 17, 1998

Partnership Committee
Taubman Realty Group Limited Partnership

Board of Directors
Taubman Centers, Inc.
200 East Long Lake Road
Suite 300
P.O. Box 200
Bloomfield Hills, MI 48303-0200

Members of the Partnership Committee and of the Board of Directors:

We understand that Taubman Realty Group Limited Partnership (the "Partnership") and the GMPTS Limited Partnership (the "Fund") propose to enter into a Separation and Relative Value Adjustment Agreement, dated August 17, 1998, (the "Separation Agreement"), which provides, among other things, for the redemption by the Partnership of 50,025,713 units of partnership interest in the Partnership held by the Fund, which constitutes all of the Fund's direct interest in the Partnership, in exchange for certain assets and secured and unsecured direct or indirect debt obligations of the Partnership (the "Redemption"). The terms and conditions of the Redemption are more fully set forth in the Separation Agreement. In connection with the Redemption, we understand that the Partnership, Taubman Centers, Inc. (the "Company") (the managing general partner of the Partnership), the Fund and the Taubman Company Limited Partnership propose to enter into a Second Amendment and Restatement of Agreement of Limited Partnership (the "Partnership Amendment") which shall give effect to the Redemption and adopt certain provisions altering the governance of the Partnership. We further understand that approximately 16% of the outstanding shares of common stock of the Company (the "the "Common Stock") is owned by the Fund.

You have asked for our opinion as to whether the Redemption is fair from a financial point of view to the partners of the Partnership (other than the Fund and its affiliates in their capacity as partners of the Partnership).

For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of the Partnership and the Company;


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                                      A848

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     (ii)    reviewed certain internal financial statements and other financial and operating data concerning the Partnership and the Company prepared by the management of the Partnership;

     (iii) analyzed certain property level and other financial projections and other information prepared by the management of the Partnership;

     (iv) discussed the past and current operations and financial condition and the prospects and long term development plans of the Partnership and its individual assets with senior executives of the Partnership;

     (v)     reviewed the reported prices and trading activity for the Common
             Stock;

     (vi) compared the financial performance of the Partnership, the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (vii) reviewed the pro forma impact of the Redemption on the Partnership's funds from operations per share, consolidated capitalization and selected financial ratios

     (viii) participated in discussions and negotiations related to valuation of the Partnership, the assets and liabilities of the Partnership to be retained and those to be exchanged in the Redemption, among representatives of the Partnership and the Fund (and certain other parties) and their financial and legal advisors;

     (ix) reviewed drafts of the Separation Agreement, the Partnership Amendment and certain other related documents; and

     (x) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Partnership. We have not made any independent valuation or appraisal of the assets or liabilities of the Partnership. We have assumed that the Redemption will be tax free to the Partnership and its partners. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the Partnership or any of its assets, nor did we negotiate with any party with respect to the possible acquisition of the Partnership or any of its assets (other than, in each case, with the Fund and its affiliates in their capacity as partners of the Partnership with respect to the Redemption).


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We have acted as financial advisor to the Special Committee of the Partnership
Committee of the Partnership in connection with this transaction and will receive a fee for our services. The Partnership has also agreed to indemnify us for certain liabilities arising out of our engagement. In addition, in the ordinary course of our trading, brokerage and financing activities, Morgan Stanley & Co. Incorporated or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of our customers, in debt or equity securities or senior loans for the Partnership and the Company. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services to the Partnership, the Company and the Fund and have received fees for the rendering of these services. As you know, S. Parker Gilbert currently acts as an advisory director to Morgan Stanley Dean Witter & Co.

It is understood that this letter is for the information of the Partnership Committee of the Partnership and the Board of Directors of the Company only and may not be used for any other purpose without our prior written consent. We express no opinion as to the price at which the Common Stock will trade following the announcement and conclusion of the Redemption.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Redemption is fair from a financial point of view to the partners of the Partnership (other than the Fund and its affiliates in their capacity as partners of the Partnership).


                                               Very truly yours,

                                               MORGAN STANLEY & CO. INCORPORATED


                                               By: /s/ Christopher J. Niehaus
                                                   --------------------------
                                                   Christopher J. Niehaus
                                                   Managing Director


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